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                      October 11, 2023

       Gianluca Tagliabue
       Chief Financial Officer and Chief Operating Officer
       Ermenegildo Zegna N.V.
       Viale Roma 99/100
       13835 Valdilana loc. Trivero
       Italy

                                                        Re: Ermenegildo Zegna
N.V.
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2022
                                                            File No. 001-41180

       Dear Gianluca Tagliabue:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                      Sincerely,


                      Division of Corporation Finance

                      Office of Manufacturing